INFORMATION CIRCULAR

WITH RESPECT TO SOLICITATION OF PROXIES BY MANAGEMENT OF ACREX VENTURES LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 1710 -1177 WEST HASTINGS STREET, VANCOUVER, B.C., CANADA ON THE 23rd DAY OF MAY, 2007..

PROXIES:

(a)

A SHAREHOLDER GIVING A PROXY CAN DELETE THE NAMES OF THE NOMINEES NAMED IN THE ACCOMPANYING FORM AND INSERT, IN THE SPACE PROVIDED, THE NAME OF SOME OTHER NOMINEE.  A PROXY NOMINEE NEED NOT BE A MEMBER OF THE COMPANY.

(b)

A shareholder forwarding the attached proxy may indicate the manner in which the nominee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  IN SUCH INSTANCE THE NOMINEE, IF ONE PROPOSED BY MANAGEMENT, WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK.  A discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy.

(c)

The shares represented by the proxies submitted by the shareholders will be voted in accordance with the directions, if any, given in the proxies.

(d)

A shareholder giving a proxy shall have the right to attend, or appoint someone else to attend, as his proxy, at the meeting and the proxy earlier submitted can be revoked in the manner described in the next item below entitled "Revocability of Proxy".

(e)

A form of Proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 2:45 p.m. (Toronto local time) on Monday, May 21, 2007.

REVOCABILITY OF PROXY:

A shareholder giving a proxy has the power to revoke it.  Revocation can be effected by an instrument in writing signed by the shareholder giving the proxy or the shareholder's duly authorized attorney, either deposited at the Registered Office of the Company at 1710 - 1177 West Hastings Street, Vancouver, B.C., on or before the day of the Meeting, or any adjournment thereof, or by depositing the same with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or by personal appearance by the shareholder giving the proxy at the Meeting prior to the hour of commencement of the Meeting.

PERSONS MAKING THIS SOLICITATION:

This solicitation is made on behalf of Management of the Company and the cost of it will be borne by the Company.  No Director has given Management notice that he intends to oppose any action intended to be taken by Management at the Meeting.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON:

No Director or Officer, past, present or nominated, or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or  general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF:

(a)

There are 27,108,936 shares of the Company outstanding, all of one class known as common.  All are entitled to vote at the Meeting and each share has one non-cumulative vote.

(b)

Shareholders entitled to vote at the Meeting will be those of record as of 11:45 a.m. (Vancouver local time) on Monday, May 21, 2007. The record date established to determine who is entitled to receive a copy of the Notice of Meeting is April 18, 2007

(c)

To the best of the knowledge of the Company there are no shareholders holding individually, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Company.

(d)

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm - or a nominee of the brokerage firm - through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to vote - or direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).  Pursuant to National Instrument 54-101 issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs.

This year, the Company has decided to take advantage of the provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs.  As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Trust Company of Canada “Computershare”.  These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile.  In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

ELECTION OF DIRECTORS:

The following persons are proposed to be nominated for election as Directors at the Annual Meeting.  Their terms of office as Directors will expire as of the date of the Meeting, but other offices held by them with the Company will be continued unless they are not re-elected Directors.  All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

Name and present office held	Five Year History of Principal Occupations	No. of Shares directly or indirectly beneficially held
THEODORE JAMES MALCOLM POWELL Richmond, B.C. Director, President and Chief Executive Officer	Businessman; engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.	1,313,415
FRANK A. LANG Vancouver, B.C. Director and Chairman of the Board	Director, President, CEO and/or Chairman of the Boards of Directors of the various companies which have comprised the Lang Group of Companies	371,833
CARL R. JONSSON Vancouver, B.C. Director, Secretary and Chief Financial Officer	Principal in Vancouver law firm Tupper Jonsson & Yeadon - the Solicitors for the Company; Director of various public companies	275,525
GREGORY G. CROWE (1) Bowen Island, B.C. Director	Geological Consultant to numerous companies involved in mineral exploration. Since July 2002 President and Chief Executive Officer of Entrée Gold Inc.	23,196

ARTHUR G. TROUP (1) West Vancouver, B.C. Director	Director, President, CEO Sultan Minerals Ltd. since June, 1997; Director Cream Minerals; formerly Senior Geologist with Emgold & ValGold Resources; prior to that President of Archean Engineering Ltd.	35,100
ROBIN MERRIFIELD (1) North Vancouver, B.C. Director

Director of Corporate Communications for Sultan Minerals Inc. March 2005 – March 2006;  Chief Financial Officer, Gulf International Minerals Ltd., London, England – October 2004 – September 2005;  Senior Vice-President and CFO of Eurasia Energy Ltd. April 1, 2006 to present

Nil

(1)

Members of the Audit Committee.  It is considered by the Board of Directors that all of the members of the Audit Committee are financially literate and independent within the meanings contained in Multilateral Instrument 52-110.

STATEMENT OF EXECUTIVE COMPENSATION

Interpretation

Form 41 of the Securities Act (British Columbia) defines "Executive Officer" to mean the Chairman and any Vice-Chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary (collectively the “Named Executive Officers”).

Summary Compensation Table

The Company has had in the period since the commencement of its last full fiscal year - i.e. since January 1, 2006 - two executive officers, Messrs. Theodore James Malcolm Powell and Carl R. Jonsson.  Compensation for each of the executive officers of the Company for the fiscal year ended December 31, 2006 is set out below:

Name and principal positions during period ending December 31, 2006		Annual Compensation			Long Term Compensation
					Awards		Payouts
	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SARs Granted ($)	Restricted Shares or Restricted Share Units ($)	Long term Incentive plan Payouts ($)	All Other Compen- sation ($)
Theodore James Malcolm Powell Director, President and Chief Executive Officer	2004 2005 2006	Nil Nil Nil	Nil Nil Nil	108,000(2) 108,000(2) 108,000(2)	Nil (3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Carl R. Jonsson Director, Secretary and Chief Financial Officer	2004 2005 2006	Nil Nil Nil	Nil Nil Nil	Nil(1) Nil(1) Nil(1)	Nil (3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The Company incurred charges for legal fees during fiscal year 2006 with the law firm of which Carl Jonsson is a principal, of $32,500.  Some portion of that amount would have accrued to the personal benefit of Mr. Jonsson.

(2)

During the fiscal year the Company paid management fees of $108,000 to a company which is wholly owned by the Company’s President.  A further $11,396 was paid to that company for equipment rental.

(3)

Effective July 8, 2005 options on 360,000 shares were granted to the President and options on 25,000 shares were granted to the Secretary.  They are exercisable at $0.12 per share.

(a)

In compliance with applicable disclosure requirements:  - C.R. Jonsson has been, within the past 10 years, a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor, in Canada, that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them.  In the case of each company Mr. Jonsson held the positions incidental to his acting as the Solicitor for the Companies:

-

Director and Secretary, August 1987 - August 2003, of Global CT & T Telecommunications Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-

Director and Secretary of Global Net Entertainment Corp.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has been rescinded.

-

Director until February, 2005 of TelcoPlus Enterprises Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has been rescinded.

(b)

The Company did not, in the last completed fiscal year, pay any direct remuneration to its directors or senior officers.

(c)

The Company does not provide any pension, retirement plan or other direct or indirect remuneration for its Directors or officers that constitutes an expense to the Company.

(d)

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, or proposed nominee for election as a director or associate of any such person.

(e)

During the fiscal year ended December 31, 2006 no stock options or other stock appreciation rights were exercised by any of the Named Executive Officers.  Nor were any options granted to the Directors.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR’s at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options/SAR’s at Fiscal Year-End ($)
T.J. Malcolm Powell	Nil	Nil	900,000	36,000
Carl R. Jonsson	Nil	Nil	100,000	5,000

APPOINTMENT OF AUDITORS:

The Company will move to reappoint Amisano Hanson Chartered Accountants, of Vancouver, British Columbia, as the Auditors of the Company, at a remuneration to be negotiated and settled by the Directors.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING:

In addition to the appointment of Directors and Auditors and approval of Financial Statements, the Meeting will be asked to consider the following items:

(a)

Approval of the Annual Report to the Shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the Meeting.

(b)

Approval and ratification of all of the Directors' actions during the period since the last Annual Meeting of the Shareholders.

(c)

Approval of the Amended Stock Option Plan, adopted by the Board of Directors of the Company April 20, 2007 which replaces an earlier Option Plan which was originally approved by the shareholders at the General Meeting held June 17, 2003.  The Plan has been structured to comply with the rules of the TSX Venture Exchange (“Exchange”).  The principal features and terms of the Plan are:

(1)

The aggregate number of shares which may be subject to option at any one time may not exceed 10% of the issued shares of the Company as of that date – including options granted prior to the adoption of the Plan;

(2)

When options are exercised their exercise prices may not be less than the minimum then specified by the rules of the Exchange;

(3)

Options may not be granted to any one Optionee which would exceed 5% of the issued shares of the Company in any 12-month period;

(4)

No more than 2% of the issued shares of the Company may be optioned at any one time to consultants or investor relations agents to the Company;

(5)

Options may not be granted for a term exceeding 5 years – which will be, if the Optionee dies, to a term of one year following the date of death – and if the Optionee ceases to be qualified to receive options from the Company within 30 days after the date of such cessation;

(6)

Options granted under the Plan may not be assigned by the Optionees;

(7)

The Plan is a “rolling” plan.  This means that if options that are outstanding under the Plan are exercised additional options can be granted – so long as the total, with the new options, does not involve in excess of 10% of the issued shares of the Company outstanding on that date.

The Amended Plan being submitted to the Meeting has been created to adopt minor changes to make the wording of two clauses more in conformity with provisions of the written relevant policies of the Exchange.  A copy of the Amended plan is attached as Appendix “B”.

As the Company, as of the date of this Information Circular, has 27,108,936 issued shares, options cannot be granted on this date as to more than 10% of the issued shares - being 2,710,894 shares of the Company.   As of this date the Company has granted options to its directors, officers and service providers as to a total of 2,100,000 shares of the Company.   Therefore, the Company could, based on the present issued share capital, issue options as to a further 610,894 shares.

Shares issued upon the exercise of stock options must be legended with the applicable hold period.  As the Company has filed a current Annual Information Form filed with the B.C. Securities Commission the hold period presently applicable to securities issued by the Company is 4 months – measured from the date the options were granted.

Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to Management shall properly come before the Meeting, the Proxy given pursuant to this solicitation to Management in the event discretionary authority is provided in the Proxy will be voted on such matters in accordance with the best judgement of the person voting the Proxy.

Additional Information

Additional Information concerning the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.acrexventures.com.

Compliance with Corporate Governance Rules and Recommendations

The Board of Directors of the Company has responsibility for the stewardship of the Company.  It satisfies the only corporate governance rule binding on the Company – namely the appointment and maintenance of an Audit Committee.  The Canadian securities commissions have published recommendations and guidelines with respect to corporate governance.  However, these are only recommendations - and because the Company has only a small Board of Directors and no business activities the recommended corporate governance rules have not been adopted.  With respect to the corporate governance rules:

Corporate Governance

Pursuant to National Policy 58-101 – Disclosure of Corporate Governance Practices the Company is required to and hereby discloses its corporate governance practices as follows:

1.

Board of Directors

The Board of Directors of the Company facilitates its exercising of independent supervision over the Company’s management through occasional meetings of the Board, usually with members of the Company’s management being in attendance.

Arthur Troup, Gregory Crowe and Robin Merrifield are “independent” directors in that they are independent and free from any interest, and any business or other relationship, which could reasonably be perceived to materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from their shareholdings.

All of the directors of the Company are presently directors of one or more other reporting issuers, as follows:

Directors	Other Issuers
Malcolm Powell	Alder Resources Ltd.
Gregory Crowe	Entree Gold Inc. Centrasia Mining Corp.
Arthur Troup	Cream Minerals Ltd. Sultan Minerals Inc.
Carl R. Jonsson

Alder Resources Ltd.

Dolly Varden Resources Ltd.

Guildhall Minerals Ltd.

Bonterra Energy Income Trust

Caledonia Mining Corporation

Comaplex Minerals Corp.

Emissions Differentials Ltd.

Pine Cliff Energy Ltd.

Comet Industries Ltd.

Frank Lang	Aurizon Mines Ltd. Sultan Minerals Inc. Cream Minerals Ltd.
Robin Merrifield	Cream Minerals Ltd.

2.

Orientation and Continuing Education

The Company has no programmes for the orientation or education of new directors.

3.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

4.

Nomination of Directors

The Company does not have a process for recruiting new members of the Board.

5.

Compensation

The Company does not have a Compensation Committee.

6.

Other Board Committees

Other than the Audit Committee, the Company does not have any Board committees.

7.

Assessments

The Board will annually review its own performance and effectiveness as well as review annually the Audit Committee Charter and recommend revisions to the Board as necessary.  Neither the Company nor the Board has adopted formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.

The Company feels its corporate governance practices are appropriate and effective for the Company, given its relatively small size, and limited operations.  The Company’s method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following.

The Company’s Audit Committee is governed by an Audit Committee Charter, the text of which is attached as Appendix “A” to this Information Circular.  The Audit Committee is comprised of three directors, Robin Merrifield, Arthur Troup and Gregory Crowe.  They are all, as defined in MI 52-110, “independent”.  Also as defined in MI 52-110, all of the audit committee members are “financially literate”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

The Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.  The engagement of non-audit services is considered by the Company’s Board of Directors on a case-by-case basis.

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$13,750	$Nil	$Nil	$Nil
December 31, 2005	$15,500	$Nil	$Nil	$Nil

DATED:

 April 10, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

APPENDIX ‘A’

ACREX VENTURES LTD.

Charter of the Audit Committee of the Board of Directors

(As adopted April 10, 2007)

I.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Acrex Ventures Ltd. (“Acrex”) is to assist the Board in its oversight of the:

-

integrity, adequacy and timeliness of Acrex’ s financial reporting and disclosure practices;

-

processes for identifying the principal financial risks of Acrex and the control systems in place to monitor them;

-

compliance with legal and regulatory requirements related to financial reporting; and

-

independence and performance of Acrex’s independent external auditors (“Auditors”).

The Committee shall be constituted and perform its activities in compliance with all applicable governmental and securities laws, regulations and rules (“Rules”).

The Committee’s role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Acrex’s financial statements in accordance with generally accepted accounting principles.

II.

Authority

1.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Acrex, or Acrex’s outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee (“Members”), or consultants to the Committee.

2.

The Committee shall have unrestricted access to Acrex’ s books and records.

3.

The Committee has authority to:

(a)

engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

set and pay the compensation for any advisors engaged by the Audit Committee;  and

(c)

communicate directly with the internal and external auditors.

III.

Composition and Meetings

1.

The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;

2.

Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual general meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.

The Committee shall be comprised of three or more directors, one of whom shall serve as the Chairperson;

4.

Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Acrex are listed or proposed to be listed for trading (hereinafter generally called the “Stock Exchange”) and, to the extent required by the Rules of the Stock Exchange, each member shall be independent as defined by the Rules and free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;

5.

The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

6.

If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;

7.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie-breaking vote;

8.

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities;

9.

The Committee may invite such other persons to its meetings as it deems appropriate; and

10.

The Auditors will have direct access to the Committee on their own initiative.

11.

The Chairperson of the Committee (“Chairperson”), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

12.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

IV.

Responsibilities

A.

With Respect to financial disclosure documents:

1.

The Committee shall review Acrex’s interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2.

The Committee shall review the Management’s Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published or distributed;

3.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published or distributed;

4.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses;

5.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response;

6.

The Committee shall meet no less frequently than annually separately with the Auditors and Acrex’s Chief Financial Officer to review Acrex’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;

7.

The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Acrex, including the resolution of disagreements between management and the Auditors regarding financial reporting;

8.

The Committee must pre-approve all non-audit services to be provided to Acrex or its subsidiary entities by the Auditors;

9.

The Committee must be satisfied that adequate procedures are in place for the review of Acrex’s public disclosure of financial information extracted or derived from Acrex’s financial statements, other than the public disclosure referred to in sub-clauses 1, 2 and 3 of Clause IV.A above, and must periodically assess the adequacy of those procedures;

10.

The Committee must establish procedures for:

(a)

the receipt, retention and treatment of complaints received by Acrex regarding accounting, internal accounting controls, or auditing matters;  and

(b)

the confidential, anonymous submission by employees of Acrex of concerns regarding questionable accounting or auditing matters.

11.

The Committee must review and approve Acrex’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

B.

With Respect to the Auditors

1.

The Auditors are ultimately accountable to the shareholders of Acrex. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors - but only after the Committee has given its recommendations as to their compensation;

2.

The Committee shall review the performance of the Auditors;

3.

The Auditors must report directly to the Committee;

4.

The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;

5.

The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Acrex. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence;

6.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

1.

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities;

2.

Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.

DATED:

April 10, 2007.

APPENDIX ‘B’

ACREX VENTURES LTD.

 (the "Corporation")

INCENTIVE STOCK OPTION PLAN – AS AMENDED

APRIL 20, 2007

(the "Plan")

1.

Purpose of this Plan

The purpose of this Plan is to assist the Corporation in attracting, retaining and motivating "Directors", "Employees" and "Consultants" of the Corporation (as those terms are defined in Policy 4.4 (“Policy 4.4) of the TSX Venture Exchange (“Exchange”), and which terms are hereinafter collectively referred to as "Directors, Employees and Consultants") and any of its subsidiaries and to closely align the personal interests of such Directors, Employees and Consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Corporation.

2.

Implementation

This Plan and the grant and exercise of any options under this Plan are subject to compliance with the applicable requirements of each stock exchange ("exchanges") on which the shares of the Corporation are listed at the time of the grant of any options under this Plan and of any governmental authority or regulatory body to which the Corporation is subject.  At the date of this Plan the only exchange having jurisdiction is the Exchange.

3.

Administration

This Plan shall be administered by the Board of Directors of the Corporation (“Board”) which shall, without limitation, subject to the approval of the exchanges, have full and final authority in its discretion, but subject to the express provisions of this Plan, to interpret this Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of this Plan.  The Board may delegate any or all of its authority with respect to the administration of this Plan and any or all of the rights, powers and discretions with respect to this Plan granted to it hereunder to such committee of Directors as the Board may designate and upon such delegation such committee, as well as the Board, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to this Plan.  When used hereafter in this Plan, "Board" shall be deemed to include a committee of Directors acting on behalf of the Board.

4.

Shares Issuable Under this Plan

Subject to the requirements of the Exchange:

(a)

the aggregate number of shares (“Optioned Shares”) that may be issuable pursuant to options granted under this Plan will not exceed 10% of the number of issued shares of the Corporation, on an undiluted basis, at the time of the granting of options under this Plan;

(b)

no more than 5% of the issued shares of the Corporation, calculated at the date the option is granted, may be granted to any one Optionee (as hereinafter defined) in any 12 month period;

(c)

no more than 2% of the issued shares of the Corporation, calculated at the date the option is granted, may be granted to any one Consultant in any 12 month period;

(d)

no more than an aggregate of 2% of the issued shares of the Corporation, calculated at the date the option is granted,  may be granted to persons employed to provide "Investor Relations Activities", as that term is defined in Exchange Policy 1.1 (“Policy 1.1”) in any 12 month period;

(e)

where Policy 4.4 requires options to be granted subject to vesting provisions such options will only be granted subject to vesting provisions which satisfy the requirements of Policy 4.4.

5.

Eligibility

5.01

General

Options may be granted under this Plan to Directors, Employees and Consultants of the Corporation and any of its subsidiaries (collectively the "Optionees" and individually an "Optionee").  Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under this Plan and to each Optionee, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the Board.

5.02

Options Granted to Employees, Consultants or Management Company Employees

The Corporation represents that, in the event it wishes to grant options under this Plan to Employees, Consultants or "Management Company Employees" (as that term is defined in Policy 4.4), it will only grant such options to Optionees who are bona fide Employees, Consultants or Management Company Employees, as the case may be.

6.

Terms and Conditions

All options under this Plan shall be granted upon and subject to the terms and conditions hereinafter set forth.

6.01

Exercise price

The exercise price to each Optionee for each Optioned Share shall be determined by the Board but shall not, in any event, be less than the "Discounted Market Price" of the Corporation's common shares as traded on the Exchange (as that term is defined in Policy 1.1), or such other price as may be agreed to by the Corporation and accepted by the Exchange; provided that the exercise price for each Optioned Share in respect of options granted within 90 days of a "Distribution" by a "Prospectus" (as those terms are defined in Policy 1.1) shall not be less than the greater of the Discounted Market Price and the price per share paid by public investors for listed shares of the Corporation under the Distribution.

6.02

Reduction in the Exercise Price of Options Granted to Insiders

In the event the Corporation wishes to reduce the exercise price of any options held by "Insiders" (as that term is defined in Policy 1.1) of the Corporation at the time of the proposed reduction, the approval of the disinterested Shareholders of the Corporation will be required prior to the exercise of any such options at the reduced exercise price.

6.03

Option Agreement

All options shall be granted under this Plan by means of an agreement (the "Option Agreement") between the Corporation and each Optionee in the form attached hereto as Schedule "A" or such other form as may be approved by the Board, such approval to be conclusively evidenced by the execution of the Option Agreement by any one director or officer of the Corporation, or otherwise as determined by the Board.

6.04

Length of Grant

Subject to sections 6.10, 6.11, 6.12, 6.13 and 6.14 all options granted under this Plan shall expire not later than that date which is 5 years from the date such options were granted.

6.05

Non-Assignability of Options

An option granted under this Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by an Optionee other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Optionee only by such Optionee.

6.06

Vesting

At the time of the granting of an Option the Board may impose a vesting schedule, and in such case the vesting schedule shall be set forth in the Option Agreement.

6.07

Right to Postpone Exercise

Each Optionee, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall thereafter be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement or the option rights granted thereunder in accordance with such agreement.

6.08

Exercise and Payment

Any option granted under this Plan may be exercised by an Optionee or, if applicable, the legal representatives of an Optionee, by giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of an option by an Optionee the Corporation shall cause the transfer agent and registrar of shares of the Corporation to promptly deliver to such Optionee or the legal representatives of such Optionee, as the case may be, a share certificate in the name of such Optionee or the legal representatives of such Optionee, as the case may be, representing the number of shares specified in the notice.

6.09

Rights of Optionees

The Optionees shall have no rights whatsoever as shareholders in respect of any of the Optioned Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) other than Optioned Shares in respect of which Optionees have exercised their option to purchase and which have been issued by the Corporation.

6.10

Third Party Offer

If at any time when an option granted under this Plan remains unexercised with respect to any common shares, an offer to purchase all of the common shares of the Corporation is made by a third party, the Corporation may upon giving each Optionee written notice to that effect, require the acceleration of the time for the exercise of the option rights granted under this Plan and of the time for the fulfilment of any conditions or restrictions on such exercise.

6.11

Alterations in Shares

In the event of a stock dividend, subdivision, redivision, consolidation, share reclassification (other than pursuant to this Plan), amalgamation, merger, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the Board may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event.  If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation for those in another corporation is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under this Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfilment of any conditions or restrictions on such exercise.  All determinations of the Board under this section shall be full and final.

6.12

Termination for Cause

If an Optionee ceases to be either a Director, Employee, Consultant or Management Company Employee of the Corporation or of any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under this Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under this Plan.

6.13

Termination Other Than For Cause

If an Optionee ceases to be either a Director, Employee, Consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in section 6.12 or as a result of the Optionee's death, such Optionee shall have the right for a period of 30 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a Director, Employee, Consultant or Management Company Employee to exercise the option under this Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be either a Director, Employee, Consultant or Management Company Employee.  Upon the expiration of such 30 day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under this Plan.

If an Optionee engaged in providing Investor Relations Activities to the Corporation ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of 30 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise the option under this Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to provide such Investor Relations Activities.  Upon the expiration of such 30-day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under this Plan.

6.14

Deceased Optionee

In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death.  Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under this Plan.

7.

Amendment and Discontinuance of Plan

Subject to the acceptance of the exchanges, the Board may from time to time amend or revise the terms of this Plan or may discontinue this Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to an Optionee under this Plan without the consent of that Optionee.

8.

No Further Rights

Nothing contained in this Plan nor in any option granted hereunder shall give any Optionee or any other person any interest or title in or to any shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in this Plan and pursuant to the exercise of any option, nor shall it confer upon the Optionees any right to continue as a Director, Employee or Consultant of the Corporation or of any of its subsidiaries.

9.

Compliance with Laws

The obligations of the Corporation to sell shares and deliver share certificates under this Plan are subject to such compliance by the Corporation and the Optionees as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10.

Previous Plan

All options granted under the Corporation’s Incentive Stock Option Plan dated April 10, 2003 will be deemed to have been granted pursuant to, and subject to the terms of, this Plan.

DATED:

April 20, 2007.

SCHEDULE “A”

ACREX VENTURES LTD.

INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Acrex Ventures Ltd. (the "Company") and the Optionee named below pursuant to the Incentive Stock Option Plan of the Company dated April 20, 2007 (the "Plan"), and confirms that:

1.

on  __________________________, ________;

2.

                                          (the "Optionee");

3.

was granted the option to purchase                     common shares (the "Optioned Shares") of the Company;

4.

for the price of $             per Optioned Share;

5.

exercisable from time to time up to but not after _________________, ___________;

all on the terms and subject to the conditions set out in this Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands this Plan and agrees to the terms and conditions of this Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of ____________________, ________.

ACREX VENTURES LTD.

(the Optionee)	By: Authorized Signatory